EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 10, 2007, relating to the financial statements and financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123R, Share-Based Payment) of Valassis Communications, Inc. and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Valassis Communications, Inc. for the year ended December 31, 2006, as amended by Amendment No. 1 on Form 10/K/A filed with the Securities and Exchange Commission on February 28, 2007.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

May 7, 2007